Exhibit 99.1

ProQR Announces Amendment to Convertible Debt Financing Agreement with Pontifax Ventures and Kreos Capital

LEIDEN, Netherlands & CAMBRIDGE, Mass., December 30, 2021 (GLOBE NEWSWIRE) -- ProQR Therapeutics N.V. (Nasdaq:PRQR) (“ProQR”), a company dedicated to changing lives through the creation of transformative RNA therapies for genetic eye diseases, today announced that it has amended its convertible debt financing agreement entered into in 2020 with Kreos Capital (“Kreos”) and Pontifax Medison Debt Financing (“Pontifax”).

The amended agreement provides ProQR with access to up to an additional $90 million in convertible debt financing in three new tranches of $30 million each that will mature over a 54 month period and have an interest-only period of 33 months. The three new tranches replace the two undrawn tranches under the original convertible debt financing agreement.

“This amendment further strengthens our balance sheet and provides us with access to additional operating capital to support preparations as we build toward potential commercialization,” said Smital Shah, Chief Business and Financial Officer of ProQR. “If fully drawn down, this facility extends our cash runway into 2024, beyond a number of important milestones, as well as the potential launch of our first product.”

Pontifax and Kreos may elect to convert the new tranches into ProQR ordinary shares at any time prior to repayment at a conversion price of $11.94 per share, which is a 50% premium to the Company’s average closing share pricing during the 7 trading days prior to signing. ProQR also has the ability to convert the loan into its ordinary shares, at the same conversion price, if the Company’s stock reaches a pre-determined threshold.

In connection with the amendment and drawdown of the first new tranche, ProQR has agreed to issue at closing of the amendment warrants to purchase up to an aggregate of 83,767 and 293,185 to entities affiliated with Pontifax and Kreos, respectively, of its ordinary shares at an exercise price of $11.94 per share, which is a 50% premium to the average closing price during the 7 trading days prior to signing. In addition, at the time of drawing of each of the new second and third tranches, ProQR shall issue to Pontifax and Kreos additional warrants to purchase an aggregate number of ordinary shares with an aggregate exercise price of $750,000, with each such issuance of additional warrants being exercisable for a number of ordinary shares equal to $750,000 divided by 1.5 times the average closing price of ProQR’s ordinary shares during the 7 trading days prior to the drawing of the relevant tranche.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases such as Leber congenital amaurosis 10, Usher syndrome and retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Learn more about ProQR at www.proqr.com.

About Kreos Capital

Kreos Capital is the leading growth debt provider in Europe and Israel, backing high-growth companies through every stage of their life-cycle. Kreos targets investments in all areas of the Technology and Healthcare sectors and, to date, has committed in excess of €3.2 billion in more than 640 portfolio company transactions, across 17 countries. With over $1.5 billion in current funds under management Kreos can invest between €2 million and €100 million per transaction in both public and private companies across all stages. Learn more about Kreos Capital at www.kreoscapital.com.

About Pontifax

Founded in 2004, Pontifax is a healthcare-dedicated venture capital firm with over $1.2 billion under management. It seeks transformative, cutting-edge life sciences technologies at all development stages. Its portfolio comprises of about 100 companies that develop breakthrough solutions to substantial unmet needs. Pontifax Medison Debt Financing is the venture debt fund of Pontifax. Learn more about Pontifax at www.pontifax.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include those relating to our debt facility with Pontifax and Kreos and the use of proceeds therefrom, our financial position and cash runway, and commercialization preparations. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; our ability to maintain and service our loan facility with Pontifax and Kreos, general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media Contact:
Robert Stanislaro
FTI Consulting
T: +1 212 850 5657
robert.stanislaro@fticonsulting.com